FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Lawson, H. Richard (Last) (First) (Middle) 380 St. Peter Street (Street) St. Paul, MN 55102 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lawson Software, Inc. LWSN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year February 28, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

   X   Officer (give title below)

   X   10% Owner

      Other (specify below)

Chairman of the Board

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								18,536,230(a)	D&I	(b)
Common Stock	02/28/03		S		27,779(c)	D	$6.01738	18,508,451	D&I	(d)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

 Explanation of Responses:

 (a)  The Lawson Software Employee Stock Ownership Plan and Trust  (the "ESOP") has been terminated by Lawson Software.  As part of that termination, on February 14, 2003, the ESOP allocated 32,214 shares of common stock to an account for Mr. Lawson in an exempt transaction under Rule 16b-3(c).  On February 21, 2003, the ESOP distributed the 32,214 shares of Common Stock to Mr. Lawson's account in a qualified 401(k) retirement plan in an exempt transaction that changed only the form of beneficial ownership under Rule 16a-13.  (b) Includes 32,214 shares held indirectly through Lawson's 401(k) plan trust, 13,814,445 shares owned indirectly by H. Richard Lawson through the Lawson Family Investment Company, Ltd.  and 4,689,571 shares owned directly by H. Richard Lawson and Patricia Lawson.  (c) Shares were sold pursuant to a selling plan under Rule 10b5-1.  (d)  Includes 32,214 shares held indirectly through Lawson's 401(k) plan trust, 13,786,666 shares owned indirectly by H. Richard Lawson through the Lawson Family Investment Company, Ltd.  and 4,689,571 shares owned directly by H. Richard Lawson and Patricia Lawson.

/s/ H. Richard Lawson ** Signature of Reporting Person	March 4, 2003 Date

H. Richard Lawson

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002